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           August 31, 2020

       Franklin Ogele
       President
       Emerging Opportunities Corp.
       One Gateway Center, 26th Fl
       Newark, New Jersey 07102

                                                        Re: Emerging
Opportunities Corp.
                                                            Form 10-12G
                                                            Filed July 29, 2020
                                                            File No. 000-56188

       Dear Mr. Ogele:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




           Sincerely,


           Division of Corporation Finance

           Office of Real Estate & Construction